

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 8, 2023

Diego Rivas
Chief Financial Officer
Grupo Financiero Galicia SA
Tte. Gral. Juan D. Peron 430, 25th Floor
C1038 AAJ - Buenos Aires, Argentina

      Re: Grupo Financiero Galicia SA
          Form 20-F Filed April 24, 2023
          Response Dated November 1, 2023
          File No. 000-30852

Dear Diego Rivas:

We have reviewed your November 1, 2023 response to our comment letter and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 20, 2023 letter.

Form 20-F filed April 24, 2023

B.4 Selected Statistical Information
viii) Loss Experience, page 72

1. Please refer to prior comment 1. Please tell us why you restated the opening balance of the loan loss allowance considering your statement that the loss allowance is a monetary item and your disclosure on page F-12, which is consistent with IAS 29.12, that monetary items are not restated. Also, tell us how you measured the restatement adjustment.

2. Please refer to prior comment 1. In your response you state that the "inflation effect" also represents movements for the period. Please tell us in more detail what "movements for the period" represent, why they are presented as "inflation effect", how the items are measured and the specific guidance in IFRS that supports the recognition.

Note 23 - Deposits, page F-51

3.   Please refer to prior comment 3. Please provide us a draft of your proposed disclosure in future filings that includes the amount of uninsured deposits as of December 31, 2022 and December 31, 2021.

    Please contact Shannon Davis at 202-551-6687 or Michael Volley at 202-551-3437 if you have any questions.

                                            Sincerely,

                                            Division of Corporation Finance
                                            Office of Finance

cc: Enrique Pedemonte